UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2003

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan
            for Collectively Bargained Employees

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2003 and 2002                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2003 and 2002                    4

Notes to Financial Statements                                        5-9

Supplemental Schedule:

 Schedule of Assets (Held at End of Year), December 31, 2003         10

Signatures                                                           11

Consent of Independent Registered Public Accounting Firm             12

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Brown-Forman Corporation Savings Plan
    for Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    May 25, 2004

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                Participant Directed
                                           --------------------------------
                                              2003                 2002
                                           -----------          -----------
Investments, at fair value:
   Mutual funds                            $ 4,142,746          $ 2,971,453
   Money market portfolio                      220,216              194,641
   Common collective trust fund                307,567              244,184
   Brown-Forman Corporation
    Class B common stock                       208,087               83,929
                                           -----------          -----------
                                             4,878,616            3,494,207

Employers' contributions receivable             48,859               50,965
Employees' contributions receivable             46,274               51,311
                                           -----------          -----------
Net assets available for benefits          $ 4,973,749          $ 3,596,483
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2003 and 2002


                                                Participant Directed
                                           --------------------------------
                                              2003                 2002
                                           -----------          -----------
Additions:
   Contributions:
      Employer                             $   201,705          $   208,130
      Employee                                 607,942              647,984
                                           -----------          -----------
                                               809,647              856,114

   Interest income                              13,882               14,200
   Dividend income                              43,776               34,861
   Net appreciation (depreciation)
    in fair value                              832,550             (776,781)
                                           -----------          -----------
      Total additions                        1,699,855              128,394
                                           -----------          -----------

Deductions:
   Withdrawals by participants                 312,365              224,523
   Administrative expenses                         522                  149
   Net transfers to other plans                  9,702                  172
                                           -----------          -----------
      Total deductions                         322,589              224,844

Net increase (decrease)                      1,377,266              (96,450)

Net assets available for benefits:
   Beginning of year                         3,596,483            3,692,933
                                           -----------          -----------

   End of year                             $ 4,973,749          $ 3,596,483
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Company), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all union hourly employees of the Company at the Louisville Production Operations and/or Early Times Distillery and/or Bluegrass Cooperage Company. An employee becomes eligible to participate in the Plan after the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Certain employees at the Louisville Production Operations and/or Early Times Distillery may contribute to the Plan an amount of not less than $10 nor more than $150 of their weekly compensation. Those employees who are members of Local Union 89 at the Louisville Production Operations and Early Times Distillery may contribute to the Plan an amount of not less than $10 nor more than $150 of their weekly compensation. Employees at the Bluegrass Cooperage Company may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation. Employee contributions are not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation for the 2003 calendar year, currently $12,000. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions to the Plan until they meet the eligibility requirements to participate in the Plan.

          For certain employees at the Louisville Production Operations and/or Early Times Distillery, the Company shall contribute quarterly an amount equal to 50% of the participant's elective deferral for deferral amounts up to an average of $40 per week for each week of said quarter ($50 per week effective December 1, 2003). For employees who are members of Local Union 89 at the Louisville Production Operations and Early Times Distillery, the Company shall contribute quarterly an amount equal to 50% of the participant's elective deferral for deferral amounts up to an average of $40 per week for each week of said quarter ($50 per week effective November 1, 2003).

          For employees at the Bluegrass Cooperage Company, the Company's matching contribution is equal to 50% of the participant's elective deferral for the first 3% of the participant's annual compensation.

          Each participant's account is credited with the participant's contribution on a monthly basis and an allocation of (i) the Company's contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $0 and $374 for 2003 and 2002, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. Upon approval of the Company, some participants may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. Participants' contributions shall be suspended for six months after the receipt of a hardship distribution for participants who are members of certain unions, as defined by the Plan.


 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation
          Class B shares, which are valued at the quoted closing market price, and a cash component.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

       d. Reclassifications: Certain financial statement amounts have been reclassified in the prior year to conform with current year presentations. These reclassifications had no effect on total net assets available for benefits or the increase (decrease) in net assets available for benefits.


 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2003                              2002
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------
       Investments at fair value:
          Janus Worldwide Fund                    8,540     $   337,665             7,746     $   248,880
          Fidelity Magellan Fund                 21,951       2,145,533            20,372       1,608,538
          Fidelity Equity-Income Fund            12,769         635,251            10,754         426,598
          Fidelity Growth Company Fund            5,060         253,363             4,288         151,866
          Fidelity Asset Manager                 25,636         404,019            19,845         273,863
          Fidelity Retirement
           Money Market Portfolio               220,216         220,216           194,641         194,641
          Managed Income Portfolio              307,567         307,567           244,184         244,184
          Brown-Forman Corporation Class B
           Common Stock Fund                     13,592         208,087             7,786          83,929
          Other investments                      21,017         366,915            18,739         261,708
                                                             ----------                        ----------
                                                            $ 4,878,616                       $ 3,494,207
                                                             ==========                        ==========

       During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                            2003                2002
                                          ---------          ---------
       Mutual funds                       $ 787,813          $(777,151)
       Brown-Forman Corporation
        Class B common stock                 44,737                370
                                          ---------          ----------
                                          $ 832,550          $(776,781)
                                          =========          ==========

 4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

       Certain administrative costs incurred by the Plan are paid by the Company. Administrative expenses of $522 and $149 in 2003 and 2002, respectively, were allocated to participants' accounts.


 7.    Risks and Uncertainties:

       The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                            Plan #016 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2003


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity     $    83,080
Janus Enterprise Fund           Mutual fund, variable rate and maturity         106,476
Janus Worldwide Fund            Mutual fund, variable rate and maturity         337,665
PIMCO Total Return Fund         Mutual fund, variable rate and maturity         124,060
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity       2,145,533
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity         635,251
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity         253,363
Fidelity Asset Manager*         Mutual fund, variable rate and maturity         404,019
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                   220,216
Managed Income Portfolio*       Common collective trust fund, variable
                                 rate and maturity                              307,567
Spartan U.S. Equity
 Index Fund*                    Mutual fund, variable rate and maturity          53,299
Brown-Forman Corporation*       Class B common stock fund                       208,087
                                                                            -----------
                                                                            $ 4,878,616
                                                                            ===========

*Party-in-interest to the Plan


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees has duly caused this report to be signed on behalf of the Plan Administrator by the undersigned thereunto duly authorized.


BROWN-FORMAN CORPORATION SAVINGS PLAN
 FOR COLLECTIVELY BARGAINED EMPLOYEES

BY:



/s/ James S. Welch, Jr.
James S. Welch, Jr.
Member, Employee Benefits Committee
(Plan Administrator)

Vice Chairman, Strategy and Human Resources
Brown-Forman Corporation


June 25, 2004

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 25, 2004 relating to the financial statements and supplemental schedule of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees as of and for the years ended December 31, 2003 and 2002 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2004
                                       12